Mail Stop 3561

August 21, 2007

Mr. John Catsimatidis
Chairman and Chief Executive Officer
United Refining Energy Corp.
823 Eleventh Avenue
New York, New York 10019

> **Re:** **United Refining Energy Corp**
> **Registration Statement on Form S-1**
> **Filed July 19, 2007**
> **File No. 333-144704**

Dear Mr. Catsimatidis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure on page 43 concerning factors considered in determining the terms of the securities. Please also describe the factors you considered in seeking proceeds of approximately $393 million. For example, explain if that was the amount that you determined was sufficient to complete an acquisition of the

size you will pursue. State, if true, that the amount you are seeking was chosen because it was determined to be the maximum amount the company and the underwriters believed could be successfully received given market conditions, the company's industry and management, and other factors.

2.   Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

3.   Prior to effectiveness of this registration statement, please have an AMEX representative call the staff to confirm that your securities have been approved for listing.

4.   As you are a blank check company with minimal assets and no income from continuing operations, please advise us how you will comply with initial American Stock Exchange listing standards, including the requirements concerning income and shareholder equity.

5.   We note the disclosure on the cover page that you will not be limited to acquisition targets in the energy industry. We also note the detailed disclosure in the business section and elsewhere regarding the energy and refining industry. However, because the target company is not confined to any particular business or industry, all such disclosure could prove irrelevant to an eventual business combination. Please revise the disclosure throughout to make clear that the company can seek a target company in any industry or business. Please revise your Item 101 of Regulation S-K disclosure to discuss your intended search process in more detail since you are able to acquire companies outside of management's expertise along with relevant risk factors. Revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies not in the initial industry focus. Disclose in detail the factors the company would use to decide to invest in a business that is outside of its energy expertise. Explain how this criterion differs from those used to evaluate energy or refining businesses. The prospectus should state, among other things, whether the company will consider non-energy companies early in the process, if they are presented to it.

6.   We note that the management stockholders have agreed to indemnify the trust against claims of various vendors. State whether any potential claims would not be covered by the indemnification. In addition, please clarify throughout the document as appropriate the obligation of the company to bring a claim against the management stockholders to enforce their liability obligation. Clarify whether the company has an obligation to bring this claim, if necessary. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

7.   We note your disclosure on page seven, and similar disclosure elsewhere, that the company's "initial business acquisition must be with a target business (or businesses) whose fair market is at least equal to 80% of [y]our net asset held in the trust account …." Please clarify in more detail the situations in which the 80% test can be met in a transaction in which the registrant acquires less than a 100% interest in the target business or businesses. Please explain how such a valuation would be calculated. In addition, please explain in more detail the transactions in which the company would or would not acquire a controlling interest in the target business or businesses. Please include any related risk factors, e.g., Investment Company Act issues. We may have further comment.

8.   Please explain in more detail in the business section the particular emphasis upon joint ventures as discussed in the summary and risk factors section. Also discuss the likelihood that the initial business combination will be structured in such a way that company stockholders will be minority stockholders of the combined company.

Prospectus Summary, page 1

Our Business, page 2

Right of First Refusal, page 6

9.   We note the reference on page 7 to an opinion from an independent investment banking firm. Please revise here or in the business section, to state whether you anticipate that shareholders, in addition to the board of directors, will be entitled to rely on any such fairness opinion. If you anticipate that future disclosure may indicate that the investment banking firm takes the view that shareholders may not rely on the opinion, revise to address how you will consider such a view in deciding which investment banking firm to hire.

Purchase Option of Our Sponsor, page 8

10.   Please discuss the business purpose of providing the sponsor with the purchase
        option. Also disclose whether the sponsor has paid or will pay any consideration
        for the option.

The Offering, page 9

Redemption, page 10

11.   Please discuss whether the underwriter has the right to consent before the
        company can exercise their redemption right and if so, discuss in the appropriate
        section the conflicts of interest that result from such right.

Limited Payment to Insiders, page 13

12.   You disclose that you will not pay any fee or other cash payment to your insiders
        in connection with your activities leading up to, and including, your business
        combination. Please revise to clarify whether this statement is designed to
        encompass all forms of compensation – such as stock, options, etc.

13.   Please revise the discussion on page 14 or in the use of proceeds section to clarify
        the factors considered—and individuals involved—in determining that $7,500 is
        the appropriate amount for the services received. Address the extent to which the
        administrative services, office space, other services and their costs will be shared
        with other companies.

Redemption rights for stockholders voting to reject a business combination, page 16

14.   Please clarify here and in the "Redemption Rights" section on page **7**1 the
        specific procedures for shareholders wishing to redeem their shares. For example,
        explain what steps shareholders will be required to take before and after a meeting
        to vote on a proposed transaction, including whether you could require
        shareholders to tender their shares prior to the shareholder meeting.

Dissolution and Liquidation if No Business Combination, page 17

15.   Please discuss (i) whether the company has any waiver agreements agreed to at
        this time and if so, from whom they have been obtained; and (ii) what debts, costs
        and expenses that will not be covered by the indemnity to be provided by the
        management stockholders.

Amended and Restated Certificate of Incorporation, page 18

16.   You state on page 19 that you will only consummate a transaction if shareholders vote both in favor of a transaction and in favor of your amendment to provide for perpetual existence. As you indicate on page 19 that the vote to amend your certificate of incorporation would require the majority of your shares outstanding, it appears that consummation of a transaction would require such a vote. However, you state on page 15 under "Stockholders must approve business combination" that you will proceed with a business combination only if it is approved by a majority of the common stock voted. Please revise to reconcile the apparent inconsistency or advise.

17.   Please revise to clearly disclose that the current offering is different than most other similar blank check offerings in that it is possible that the company could continue beyond the 24 month period and not distribute the funds held in trust after the 24 month period if an amendment is approved by a vote of the shareholders. Please add a risk factor as applicable and reconcile this disclosure with risk factor three on page 25.

18.   We note in the third article of your amended and restated certificate of incorporation, the disclosure that the purpose of the corporation shall automatically terminate on the termination date and that, "This Article Third may not be amended without the affirmative vote of at least 95% of the Corporation's Common Stock …." Please explain the circumstances in which the board would propose a resolution where the company would survive for a longer period than 24 months if such proposal or vote is not in connection with a business combination. Please reconcile this disclosure with the statement on page 25 that,

> … we will take no action to amend or waive any provision of our amended and restated certificate of incorporation to allow us to survive for a longer period of time. In addition, we will not support, directly or indirectly, or in any way endorse or recommend, that stockholders approve an amendment or modification to such provision if it does not appear we will be able to consummate a business combination within the foregoing time period.

We may have further comment.

Summary Financial Data, page 22

19.   Please revise to indicate the approximate dollar amount redeemed if 29.99% of the 40,000,000 shares are redeemed under the redemption rights.

Risk Factors, page 24

20.   Please revise the risk factor on page 27 "Although we are required to use our best efforts…" to clarify that under no circumstances will the company be required to net cash settle the exercise of the warrants (consistent with section 3.3.2 of the Warrant Agreement).

21.   In the first full risk factor on page 31, if possible, please revise to list comparison figures for blank check companies with a focus on the energy industry.

22.   We note that several of the risk factors on pages 33-36 are repetitive. Please revise to remove duplicative disclosure.

23.   Please reconcile the representations regarding a third party appraiser in the last risk factor on page 35 with the representation regarding an investment banking firm in the second paragraph on page 7.

Risk Related Our Target Business, page 45

24.   Please include a risk factor(s) related to acquiring a company located outside the United States. For example, there may be risks in connection with laws and regulations of energy or refining in a foreign jurisdiction, exchange controls that affect the import or export of capital or remittance of dividends, and withholding tax issues.

Use of Proceeds, page 53

25.   In the table, please differentiate the "Due diligence of prospective target businesses" entry from the "Legal, accounting and other expenses" entry.

26.   Please discuss all possible use of the proceeds held in trust if such funds are released to the company. Please disclose whether any operating expenses or finders' fees could be paid from the proceeds held in trust upon the release of the funds to the company, particularly if the funds not held in trust and from interest earned on the trust were insufficient to cover all operating expenses and fees. Also revise the MD&A section accordingly.

Dilution, page 58

27.   We note that your dilution presentation assigns no value to the warrants that you have, or will have, outstanding following the offering. Please clarify to the investor that their actual dilution may be higher as a result of the exercise of these warrants, particularly if a cashless exercise is utilized.

Proposed Business, page 64

Effecting a Business Combination, page 66

Fair market value of target business, page 69

28.   It may be helpful to include a risk factor that the company will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business.

Liquidation if no Business Combination, page 72

29.   On page 73, you state that the trust account could become subject to the claims of creditors, which "could" be prior to the claims of public stockholders. Please briefly explain when the claims of the public stockholders would be prior to the claims of creditors of the company.

Description of Securities, page 93

Warrants, page 95

30.   On page 95 you advise investors to "review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement … for a complete description of the terms and conditions applicable to the warrants." As the exhibits are not provided to the shareholders, please revise to the extent necessary to summarize all of the material provisions of the warrants as well as your units and common stock, and revise the statement above to clarify that all such material provisions are described without incorporating by reference or referring to the underlying documents.

Financial Statements

General

31.   Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

32.   We note that you have amended and restated your certificate of incorporation to increase your authorized shares to 120,000,000. Please revise the financial statements to provide disclosure regarding the timing and nature of this change. We note that the balance sheet reflects a number of authorized shares that would not support equity classification of the warrants and UPO (as well as the insider warrants), and there is no disclosure regarding the subsequent increase in authorized shares.

33.   Given that the underwriter purchase option (UPO) is being registered at inception, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such UPO is exercised. In light of this fact, please tell us how you plan to account for the UPO upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the UPO as a liability marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares (or units in this case), it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for the UPO. Also tell us how you considered Section 5.3 of the UPO Agreement (Exhibit 4.4) in your analysis. We note that it appears you are currently assuming that the UPO will be classified as equity upon issuance based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, pro forma disclosures, and dilution information to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the UPO upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Note 3 – Proposed Public Offering, F-9

34.   We note that you disclose the fair value of the option being sold to Maxim Group, LLC, as approximately $5.7 million. Please explain how this is consistent with your disclosure on page 63 that the fair value of the option would be $4.60 per unit (i.e. option value of approximately $9.2 million) or revise as necessary.

35.   We note your disclosure regarding the purchase option granted to your sponsor, United Refining, Inc. Tell us how you intend to account for this purchase option in your financial statements. Explain your basis for the proposed accounting treatment including references to applicable authoritative guidance. Expand MD&A to discuss the transaction and the likely future effect on your future financial condition and operations.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. ***In your responses, please include the page numbers of the amendment where we can find the changes***. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Douglas S. Ellenoff, Esq.
Fax (212) 370-7889